SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida Ingeniero Huergo 723 (C1107AOH) Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	Translation of a letter to the Buenos Aires Stock Exchange, dated February 14, 2005, regarding the contracts involving Telefónica de Argentina S.A., Telinver S.A. and Telefónica Internacional S.A. as well as the Minutes of the Board Meeting held that day.

2	Translation of a letter to the Buenos Aires Stock Exchange, dated February 14, 2005, regarding the Capitalization of Telinver S.A. Loan as well as to the Minutes of the Board Meeting held that day.

3	Translation of a letter to the Buenos Aires Stock Exchange, dated February 14, 2005, regarding the report of a Relevant Event.

4	Consolidated financial statements and Operating and Financial Review and Prospects as of and for the fiscal years ended December 31, 2004 and 2003.

5	Operating and Financial Review and Prospects.

Item 1

Buenos Aires, February 14, 2005

Buenos Aires Stock Exchange
By Hand

Re:	Contracts between related parties
Article 73, Law 17.811 (pursuant to Decree No. 667/01)

Dear Sirs:

          I am pleased to write to you on behalf of Telefónica de Argentina S.A. (the "Company"), with offices at 723, Avenida Ingeniero Huergo, ground floor, with regard to the above-referenced regulation.

          I am complying with this regulation by informing you that the Board of Directors of the Company has ratified the contracts to transfer to Telefónica de Argentina S.A. the balance of the financial debt that Telinver S.A. had with Telefónica Internacional S.A. on January 3, 2005.

          This approval granted by the Board is accompanied by the proper declaration by the Auditing Committee of the Company, which is available to the shareholders at the Company's head offices at 723, Avenida Ingeniero Huergo, ground floor, City of Buenos Aires, from 10 a.m. to 12 noon and from 3 p.m. to 6 p.m.

Sincerely your,

Pablo Llauró
Legal Representative

TELEFONICA DE ARGENTINA S.A.
MINUTES OF THE BOARD OF DIRECTORS, NO. 157

In Buenos Aires, on February fourteenth, two thousand five, at 9:30 a.m., under the chairmanship of Mario Eduardo Vázquez, the undersigned Directors and their alternates met at the company's head offices at 723, Avenida Ingeniero Huergo, for the purpose of holding a meeting of the Board of Directors of Telefónica de Argentina, S.A., (the “Company”), which meeting was properly convened. The members of the Oversight Committee, undersigned, were also present. In addition, José María Alvarez Pallete, Guillermo Pablo Ansaldo, Javier Benjumea Llorente, Juan Carlos Ros Brugueras and Javier Delgado Martínez took part in this meeting by the videoconferencing system allowed for in Article Ten of the company's bylaws. At the beginning of the meeting, Mr. Vázquez took the floor and stated that, as there was a quorum, the meeting was formally and validly in session. Then, Mr. Vázquez placed the first item on the Agenda on the table for consideration by the Directors, which stated: … .

5. "Transfer of the Company's debt. Capitalization of Telinver S.A. Loan"

Mr. López Basavilbaso took the floor, and stated that on January 3, 2005, three Debt Transfer Agreements were signed (the "Transfer Agreements") by which Telinver S.A. transferred to its shareholder Telefónica de Argentina S.A. the balance of the financial debt it had with Telefónica Internacional S.A., originating in the loan agreements signed between both companies on 12/28/00, 1/29/01 and 2/28/01, for a total amount of USD 63,000,000. The outstanding balance on these loans on January 3, 2005 amounted to USD 39,113,515.52, with maturity dates on 3/20/05, 1/21/05 and 2/21/05 respectively, as shown in the Transfer Agreements and the financial statements for the 9-month period ending on September 30, 2004. As a result of the aforementioned transfer, Telefónica de Argentina S.A. assumed the afore-mentioned debt with Telefónica Internacional S.A., therefore subrogating all of the company's rights and obligations with Telefónica Internacional S.A. in relation to the debt transferred pursuant to the Transfer Agreements. In addition, it should be noted that, by signing the Transfer Agreements, Telefónica Internacional S.A. expressly accepted the transfer of the debt and both parties agreed to change the interest rate payable on the debt, reducing the spread above LIBOR from 900 p.b. to 450 p.b.

2

Mr. López Basavilbaso also explained that the Transfer Agreements (in relation to the debt assumed by the Company with Telefónica Internacional S.A.) were subject to approval by the Company Board in satisfaction of the provisions of Article 73 of Law No. 17.811 (pursuant to Decree No. 677/01). In fact, the debt assumed by the Company with Telefónica Internacional S.A., as it falls within the scope of contracts between related parties, pursuant to the above-mentioned Article 73, was subject to an advance opinion from the Company's Auditing Committee. According to that opinion, the transaction in question follows normal and customary market conditions, based on the total amount of loans the Company has with TISA and the current restrictions on sources of financing. Thereafter, the item being submitted to a vote, the Board unanimously voted to (i) approve the Transfer Agreements according to the explanation given above; (ii) report this resolution to the National Securities Commission and the Buenos Aires Stock Exchange, with an indication of the existence of the declaration by the Auditing Committee; and (iii) make available the report by the Auditing Committee to the shareholders at the company's head offices starting on February 15, 2005, and report this situation in the proper market bulletin.

Mr. López Basavilbaso continued by saying that, in exchange for the debt transfer approved in the Transfer Agreements, Telinver S.A. would assume a debt with the Company for an equivalent amount of pesos, i.e., $116,519,162.73, according to the seller's exchange rate of the Banco de la Nación Argentina in effect on the date of the Transfer Agreements ($2.979 to one US dollar), which debt is documented in two loan agreements, one for 72,519,162.73 pesos and the other for 45,000,000 pesos, which both parties signed at the same time as the Transfer Agreements. Therefore, after the Transfer Agreements were signed, the Company made a loan to Telinver S.A. in the amount of $116,519,162.73.

Mr. López Basavilbaso continued, bearing in mind the negative asset situation confronting Telinver S.A. and the need to correct this situation to avoid application of the grounds for dissolution set out in Article 94, item 5 of the Law on Mercantile Corporations, a proposal was being made to the Directors to approve the capitalization of this loan for $71,519,162, which the company has with Telinver S.A., for which purpose it was necessary to ratify the action by the Company's representatives to vote to approve it at Telinver S.A.'s shareholders' meeting held on the same day.

3

Based on the forgoing, the Board of Directors unanimously voted: (i) to ratify the Transfer Agreements and loan agreements with Telinver S.A. referred to in this item on the Agenda and which were signed by the Company's legal representatives; as well as (ii) to ratify the action by the company's representatives at the Telinver S.A.'s meeting of shareholders to vote in favor of the resolutions involving the capitalization of the loan for 71,519,162 pesos and the integration of the same number of shares.

… .There being no other discussion by the Directors, and pursuant to the provisions of Article Ten of the company bylaws, the members of the Oversight Committee confirmed the regularity of the decisions passed, following which the meeting was adjourned at eleven a.m.

4

Item 2

Buenos Aires, February 14, 2005

Buenos Aires Stock Exchange
By Hand

Re:	Debt Transfer to the Company:
Capitalization of Telinver S.A. Loan

Dear Sirs:

          I am pleased to write to you on behalf of Telefónica de Argentina S.A., with offices at 723, Avenida Ingeniero Huergo, ground floor, City of Buenos Aires, pursuant to the provisions of Article 23 of the Buenos Aires Stock Exchange Regulations.

        I am complying with this regulation by informing you that, in its meeting held today, the company's Board of Directors (i) ratified the contracts to transfer to Telefónica de Argentina S.A. the balance of the financial debt which Telinver S.A. had with Telefónica Internacional S.A. on January 3, 2005; and (ii) approved the capitalization of the Telinver S.A. loan, all of which is explained in the attached Minutes of the meeting.

        The required filing pursuant to the provisions of Article 73 of Law 17.811 is being done separately.

Sincerely yours,

Pablo Llauró
Legal Representative

BCBA TASA 152 (CesiónDeudaTelinver)

TELEFONICA DE ARGENTINA S.A.
MINUTES OF THE BOARD OF DIRECTORS, NO. 157

In Buenos Aires, on February fourteenth, two thousand five, at 9:30 a.m., under the chairmanship of Mario Eduardo Vázquez, the undersigned Directors and their alternates met at the company's head offices at 723, Avenida Ingeniero Huergo, for the purpose of holding a meeting of the Board of Directors of Telefónica de Argentina, S.A., (the “Company”), which meeting was properly convened. The members of the Oversight Committee, undersigned, were also present. In addition, José María Alvarez Pallete, Guillermo Pablo Ansaldo, Javier Benjumea Llorente, Juan Carlos Ros Brugueras and Javier Delgado Martínez took part in this meeting by the videoconferencing system allowed for in Article Ten of the company's bylaws. At the beginning of the meeting, Mr. Vázquez took the floor and stated that, as there was a quorum, the meeting was formally and validly in session. Then, Mr. Vázquez placed the first item on the Agenda on the table for consideration by the Directors, which stated: … .

5. "Transfer of the Company's debt. Capitalization of Telinver S.A. Loan"

Mr. López Basavilbaso took the floor, and stated that on January 3, 2005, three Debt Transfer Agreements were signed (the "Transfer Agreements") by which Telinver S.A. transferred to its shareholder Telefónica de Argentina S.A. the balance of the financial debt it had with Telefónica Internacional S.A., originating in the loan agreements signed between both companies on 12/28/00, 1/29/01 and 2/28/01, for a total amount of USD 63,000,000. The outstanding balance on these loans on January 3, 2005 amounted to USD 39,113,515.52, with maturity dates on 3/20/05, 1/21/05 and 2/21/05 respectively, as shown in the Transfer Agreements and the financial statements for the 9-month period ending on September 30, 2004. As a result of the aforementioned transfer, Telefónica de Argentina S.A. assumed the afore-mentioned debt with Telefónica Internacional S.A., therefore subrogating all of the company's rights and obligations with Telefónica Internacional S.A. in relation to the debt transferred pursuant to the Transfer Agreements. In addition, it should be noted that, by signing the Transfer Agreements, Telefónica Internacional S.A. expressly accepted the transfer of the debt and both parties agreed to change the interest rate payable on the debt, reducing the spread above LIBOR from 900 p.b. to 450 p.b.

Mr. López Basavilbaso also explained that the Transfer Agreements (in relation to the debt assumed by the Company with Telefónica Internacional S.A.) were subject to approval by the Company Board in satisfaction of the provisions of Article 73 of Law No. 17.811 (pursuant to Decree No. 677/01). In fact, the debt assumed by the Company with Telefónica Internacional S.A., as it falls within the scope of contracts between related parties, pursuant to the above-mentioned Article 73, was subject to an advance opinion from the Company's Auditing Committee. According to that opinion, the transaction in question follows normal and customary market conditions, based on the total amount of loans the Company has with TISA and the current restrictions on sources of financing. Thereafter, the item being submitted to a vote, the Board unanimously voted to (i) approve the Transfer Agreements according to the explanation given above; (ii) report this resolution to the National Securities Commission and the Buenos Aires Stock Exchange, with an indication of the existence of the declaration by the Auditing Committee; and (iii) make available the report by the Auditing Committee to the shareholders at the company's head offices starting on February 15, 2005, and report this situation in the proper market bulletin.

Mr. López Basavilbaso continued by saying that, in exchange for the debt transfer approved in the Transfer Agreements, Telinver S.A. would assume a debt with the Company for an equivalent amount of pesos, i.e., $116,519,162.73, according to the seller's exchange rate of the Banco de la Nación Argentina in effect on the date of the Transfer Agreements ($2.979 to one US dollar), which debt is documented in two loan agreements, one for 72,519,162.73 pesos and the other for 45,000,000 pesos, which both parties signed at the same time as the Transfer Agreements. Therefore, after the Transfer Agreements were signed, the Company made a loan to Telinver S.A. in the amount of $116,519,162.73.

Mr. López Basavilbaso continued, bearing in mind the negative asset situation confronting Telinver S.A. and the need to correct this situation to avoid application of the grounds for dissolution set out in Article 94, item 5 of the Law on Mercantile Corporations, a proposal was being made to the Directors to approve the capitalization of this loan for $71,519,162, which the company has with Telinver S.A., for which purpose it was necessary to ratify the action by the Company's representatives to vote to approve it at Telinver S.A.'s shareholders' meeting held on the same day.

Based on the forgoing, the Board of Directors unanimously voted: (i) to ratify the Transfer Agreements and loan agreements with Telinver S.A. referred to in this item on the Agenda and which were signed by the Company's legal representatives; as well as (ii) to ratify the action by the company's representatives at the Telinver S.A.'s meeting of shareholders to vote in favor of the resolutions involving the capitalization of the loan for 71,519,162 pesos and the integration of the same number of shares.

… .There being no other discussion by the Directors, and pursuant to the provisions of Article Ten of the company bylaws, the members of the Oversight Committee confirmed the regularity of the decisions passed, following which the meeting was adjourned at eleven a.m.

Item 3

Buenos Aires, February 14, 2005

Buenos Aires Stock Exchange
By Hand

Re:	Telefónica de Argentina S.A. Reports
Relevant Event – Article 2, Chapter XXI of the Regulations

Dear Sirs:

          I am pleased to write to you in my capacity as the authorized representative of Telefónica Argentina S.A. (the "Company"), with offices at 723, Avenida Ingeniero Huergo, the Autonomous City of Buenos Aires, pursuant to Article 2, Chapter XXI of Book 6 of the National Securities Commission Regulations, to inform you that last February 11, 2005, the Company issued Third Class Negotiable Bonds, a Fixed Rate Series and a Variable Rate Series (the "Third Class") for a face value of two hundred fifty million Pesos ($250,000,000) under its Program to Issue Negotiable Bonds not convertible into shares for the maximum amount of $1,500,000,00 or its equivalent in other currencies, all pursuant to the provisions of the Price Supplement dated January 12, published in the Daily Bulletin of the Buenos Aires Stock Exchange dated January 20, 2005, and the additional notice published in the said Daily Bulletin on February 10, 2005, according to the following terms and conditions:

Fixed Rate Series at 365 days – maturity 2/11/06

  Purchase Orders received: Face Value: $293,215,518.
  Purchase Orders accepted (certificates to be issued): Face Value: $200,000,000.
  Yield: 8.00% per year.
  Issue Price: at par.

Variable Rate Series at 730 days – maturity 11/02/07

  Purchase Orders received: Face Value: $77,245,100
  Purchase Orders accepted (certificates to be issued): Face Value: $50,000,000.
  Yield Differential: 2.50% per year over the Benchmark Rate (Poll Rate for $100,000 to $499,000 at 59 days)
  Issue Price: at par.

HSBC Bank Argentina S.A. and Citicorp Capital Markets S.A. acted as the lead Placement Agents for this transaction, with the Banco de Valores S.A., the Banco de Galicia y Buenos Aires S.A. and BBVA Banco Francés S.A. acting as co-placement agents.

Sincerely yours,

Item 4

Consolidated financial statements
and Operating and Financial Review and Prospects

As of and for the fiscal years ended December 31, 2004 and 2003

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Report of independent public accountants.

Consolidated Balance Sheets as of December 31, 2004 and 2003.

Consolidated Statements of Operations for the fiscal years ended December 31, 2004 and 2003.

Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended December 31, 2004 and 2003.

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2004 and 2003.

Notes to Consolidated Financial Statements.

Operating and Financial Review and Prospects.

Deloitte & Co. S.R.L. Florida 234 5° Piso C1005AAF Ciudad Autónoma de Buenos Aires Argentina

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT	Tel: +(54 11) 4320-2700 Fax: +(54 11) 4325-8081 / 4326-7340 www.deloitte.com

To the Board of Directors of
Telefónica de Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years then ended, prepared according to accounting principles adopted by the National Securities Commission of Argentina (“CNV”) (see paragraph 7 of this report) applicable to consolidated financial statements, all stated in millions of pesos.

2.	The abovementioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our audit conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements taken as a whole are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

4.	We have not audited the financial statements of the consolidated subsidiary, Telinver S.A., as of December 31, 2004 and 2003. The financial statements of Telinver S.A. were audited by other auditors who issued an unqualified audit report, dated February 14, 2005, which has been provided to us by the Company, in which they state that their opinion on the financial statements as of December 31, 2003, dated January 30, 2004, was qualified for an uncertainty about Telinver S.A.'s ability to continue as a going concern, that such situation has favorably evolved, and that consequently, their opinion dated February 14, 2005 on the financial statements as of December 31, 2003 differs form the one originally issued. Our opinion included in paragraph 8 of this report, with regard to the figures included in Telefónica’s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

1	Member of
Deloitte Touche Tohmatsu

5.	As described in note 10.1. to the accompanying consolidated financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 1 to the consolidated financial statements describes that although the Company has adopted several initiatives to mitigate the current impact of this matter on the Company’s financial position, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in the Company’s Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation. The Company has described in such notes that, if as a result of the tariff re-negotiation, future rates evolve at a pace that does not allow restoring Telefónica’s economic and financial equation, such rate system could have an adverse impact on the Company’s financial condition and future results.

6.	On February 10, 2004 we issued our audit report on the consolidated financial statements of the Company as of December 31, 2003 in which we expressed a qualified opinion relating to the uncertainty that, whether, the recorded amounts of fixed assets and minimum presumed income tax credit corresponding to the telecommunications business as of December 31, 2003 of $7,329 and $85 million, respectively, were fully recoverable depended on the final effect that the outcome of the service rates renegotiation might had on the Company’s economic and financial equation, and that the Company was not able to assure, as of that date, whether it would be able to obtain sufficient funds to meet its short-term debt obligations and, therefore, that its ability to remain as a going concern depended on the outcome of that uncertainty. The Company describes in notes 1 and 13 to the consolidated financial statements that changes in main macroeconomic variables, such as growth of the economy, evolution of the exchange rate and inflation show positive signals and that, therefore, in the opinion of the Company’s management, there is a scenario of higher certainty due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing obtained and the gradual reduction of short term debt. Consequently, our opinion as of the date of this report on the consolidated financial statements of the Company as of December 31, 2004 and 2003 is unqualified.

7.	The Company describes in note 2.2. to the accompanying consolidated financial statements that, had the figures been restated for inflation in accordance with Argentine professional accounting principles, which differ in this respect from accounting principles adopted by the CNV, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $2,628 million and $305 million, respectively. The Company states in the above mentioned note that this effect as of and for the fiscal year ended December 31, 2004 is not significant.

8.	In our opinion, based on our audits and the report issued by other auditors mentioned in paragraph 4, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Telefónica and its subsidiary as of December 31, 2004 and 2003 and the consolidated results of operations, shareholders’ equity and consolidated cash flows for the fiscal years ended on such dates, in conformity with applicable accounting principles adopted by the CNV, which differ from professional generally accepted accounting principles in Argentina as described in paragraph 7 of this report.

9.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements mentioned in paragraph 1 conform with accounting principles approved by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,
      February 14, 2005

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s act or omissions. Each of the member firm is a separate and independent legal entity operating under the names "Deloitte", "Deloitte & Touche", "Deloitte Touche Tohmatsu", or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein

3

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	December-04	December-03

ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	15	18
Investments (note 21.c and 21.d)	259	336
Trade receivables (note 3.1.b)	324	249
Other receivables (note 3.1.c)	84	126
Inventories (note 3.1.d)	8	13
Other assets (note 3.1.e)	3	3

Total current assets	693	745

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	4	12
Other receivables (note 3.1.c)	163	116
Investments (note 21.c)	1	15
Fixed assets (note 21.a)	6,596	7,342
Intangible assets (note 21.b)	67	82

Total noncurrent assets	6,831	7,567

Total assets	7,524	8,312

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	424	417
Bank and financial payables (note 3.1.g)	1,209	1,982
Payroll and social security taxes payable (note 3.1.h)	80	73
Taxes payable (note 3.1.i)	95	78
Other payables (note 3.1.j)	63	75
Reserves (note 21.e)	4	3

Total current liabilities	1,875	2,628

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	67	69
Bank and financial payables (note 3.1.g)	2,500	2,553
Payroll and social security taxes payable (note 3.1.h)	16	19
Other payables (note 3.1.j)	29	46
Reserves (note 21.e)	267	219

Total noncurrent liabilities	2,879	2,906

Total liabilities	4,754	5,534

SHAREHOLDERS' EQUITY	2,770	2,778

Total liabilities and shareholders' equity	7,524	8,312

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS
ENDED DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	December-04	December-03

NET REVENUES (4)	3,047	2,750
COST OF SERVICES PROVIDED (note 3.1.k)	(1,936)	(1,992)

Gross profit	1,111	758

ADMINISTRATIVE EXPENSES (note 21.h)	(334)	(352)

SELLING EXPENSES (note 21.h)	(190)	(163)

Subtotal	587	243

LOSS ON EQUITY INVESTMENTS	(1)	(3)

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (1)
Exchange differences	5	(74)
Interest and financial charges	32	59
Holding gain from derivative instruments	4	4
Holding gain/(loss) from Patriotic Bond (note 21.e.)	5	(60)
Inflation loss on monetary accounts	-	(3)

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (2)
Exchange differences	(72)	834
Interest and financial charges	(412)	(525)
Inflation gain on monetary accounts	-	4
Holding (losses)/gain from derivative instruments	(1)	23
Other (note 3.1.m)	(23)	(26)

OTHER EXPENSES, NET (note 3.1.l and 21.h)	(137)	(71)

Net (Loss) before Income Tax	(13)	405

INCOME TAX (note 2.3.k)	5	-

Net (Loss) / Income	(8)	405

(Losses) / Earnings per share (3)	(0.005)	0.23
(Losses) / Earnings per ADS (3)	(0.05)	2.32

(1)	Mainly related to current investments, trade receivables, other receivables and inventories.
(2)	Mainly related to trade, bank and financial and other payables.
(3)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.n).
(4)	See note 2.3.m)

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'

EQUITY FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	SHAREHOLDERS’ CONTRIBUTION			ACCUMULATED LOSSES (2)

	CAPITAL STOCK (1)

ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve	Reserve for Future dividends	Accumulated (Losses)	TOTAL

Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3.513)	2.410

Transition adjustment for change in accounting principles (3)	-	-	-	-	-	(37)	(37)

Net income for the fiscal year ended December 31, 2003	-	-	-	-	-	405	405

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

Net loss for the fiscal year ended December 31, 2004	-	-	-	-	-	(8)	(8)

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,153)	2,770

(1)	Includes 2,355 treasury shares.
(2)	See note 4.
(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

     CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	December-04	December-03

Cash and cash equivalents at end of year (7)	266	354

Cash and cash equivalents at beginning of year	354	399

Decrease in cash and cash equivalents	(88)	(45)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net (loss) / income for the fiscal year	(8)	405
Adjustments to reconcile net (loss)/income for the fiscal year to net cash provided by operations:
Income Tax	(5)	-
Exchange differences (2)	69	(806)
Inflation gain on monetary accounts	-	(1)
Fixed assets depreciation	1,127	1,285
Material consumption	56	35
Intangible assets amortization	17	24
Cost of services provided	49	46
Holding losses/(gains) derivative instruments	(3)	(27)
Holding gain on Patriotic Bond	(5)	-
Increase in allowances and accruals (3)	192	189
Loss on equity investments	1	3
Interest Accrued (6)	324	403

Changes in assets and liabilities:
Trade receivables	(117)	4
Other receivables	28	5
Inventories	(49)	(44)
Current Investments	5	-
Trade payables	(32)	(26)
Payroll and social security taxes payable	4	(8)
Taxes payable	43	45
Other payables	(17)	5
Reserves	(80)	(2)
Collected interests	14	29
Payment of tax on minimum presumed income	(44)	(75)

Cash flows originated by operating activities	1,569	1,489

Cash flows used in investing activities:
Fixed assets purchases (4) (8)	(387)	(141)

Cash flows used in investing activities	(387)	(141)

Cash flows used in financing activities:
Loans obtained	565	39
Loans paid	(1,471)	(954)
Interest paid	(362)	(462)
Increase in intangible assets (5)	(2)	(16)

Cash flows used in financing activities	(1,270)	(1,393)

Decrease in cash and cash equivalents	(88)	(45)

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 15 and 251, respectively, as of December 31, 2004; (ii) 18 and 336, respectively, as of December 31, 2003 (cash at beginning of the fiscal year), and (iii) 46 and 353, respectively, as of December 31, 2002.
(2)	In 2004 and 2003, net of 2 and (46) million, respectively, corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
(3)	It does not include increases/decreases of allowances of deferred taxes.
(4)	In 2004 and 2003, net of 41 and 45, respectively, financed by trade payables.
(5)	In 2003 net of 3 financed by trade payables.
(6)	Net of other financial charges.
(7)	In 2004, cash as of year-end does not include 8 million corresponding to Other Investments (see notes 2.3.b) and 18)
(8)	In 2004, net of 9 million of transfers of inventories to fixed assets

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in
Argentine Pesos or some other currency) restated as described in note 2.2)

1.       OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, the Company has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses is currently mismatched as a result of the “pesification” and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. to achieve the “economic and financial equation” contemplated in the Transfer Contract (the “economic and financial equation”). (See note 10.).

As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth of the economy, evolution of the exchange rate and inflation, show positive signals. Therefore, in the opinion of the Company’s Management, there is a scenario with greater certainty due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of its short term debt (See notes 2.3. g) and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation.

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA s option. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of December 31, 2004, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2003, the Company has used Telinver’s financial statements as of such date, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.3).

Participation in the directly controlled subsidiary as of December 31, 2004 is as follows:

		Subscribed capital stock

Company	Main Business	Amount in Argentine Pesos	% of votes

Telinver	Commercial, investment and	49,623,217	99.99999
	telecommunications services supplied among
	others.

2.2.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions, and according to the requirements of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criterion was applied under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of December 31, 2004 and on net loss for the fiscal year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant. The shareholders’ equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to 2,628 million Pesos and 305 million Pesos, respectively, if they had been restated as of September 30, 2003.

2.3.	Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2. with respect to the corresponding amount as of December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by the CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each fiscal year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All management estimates have been made accordingly (see notes 2.3.g), 2.3.k), 2.5, 10, 13 and 14, among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each fiscal year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b) Current Investments:

Investments in mutual funds: measured at their net realization value.

Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each fiscal year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 18). As of December 31, 2003 this investment was recorded in Non-Current Investments.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each fiscal year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal year, in accordance with the uses intended by the Company, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2004 and 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

Trade receivables: include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of each fiscal year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (see note 9.) are accrued and recorded in the statement of operations by the Company from the fiscal year in which such increases occur.

“Patriotic Bond”: This bond has been valued for at its estimated recoverable value, recording an allowance for impairment as of December 31, 2004 and 2003 as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation.

Tax Credit Certificates (“TCC”): As of December 31,2003 were accounted for at face value in US dollars pesified at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of the fiscal year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument (see note 14.).

Universal Service contribution (see note 16): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each fiscal year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation (see note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each fiscal year.

e) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f) Noncurrent Investments:

The 50% interest in E-Commerce as of December 31, 2004 and 2003 was accounted for by the equity method based on the financial statements as of December 31, 2004 and 2003, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments:

New Skies Satellites: As of December 31, 2003 this interest was valued on the basis of the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable for its settlement, prevailing at the end of the fiscal year, up to the limit of its interest valued by the equity method, determined in accordance with the latest financial information available. On July 19, 2004, the Special Shareholders’ Meeting of New Skies Satellites N.V. decided the liquidation of the company and the sale of 100% of its assets to “The Blackstone Group” subsidiaries; the Company accounted for to the liquidation and sale of its interest in New Skies Satellites N.V. in the current fiscal year, which has not had, a significant impact as a result of the transaction.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the fiscal years ended December 31, 2004 and 2003 amounts to 8 million pesos.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the situation and will assess the effect of any new future developments.

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in the previous year based on the number of bonds actually exchanged through the referred exchange offer (See note 12.).

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the above-mentioned contracts.

The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

i) Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2004, the amount booked for such purpose is 271 million pesos.

j) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. In addition, as of December 31, 2004 and 2003, the Company uses, and has used during these years, other financial instruments, such as currency forward contracts, in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Peso. The Company values the covered obligations at each fiscal year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

k) Income tax and Tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible, for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect latest trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal statute of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (See note 1. and 10.1), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Telinver has projected a taxable income for the fiscal year 2005 and given the fact that the variables affecting the future tax results of Telinver, mainly related to the evolution of the exchange rate, were reduced (see note 6.1), Telinver has decided to reverse partially the balance of the net tax assets reserve in an amount of 5 million.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million pesos were computed for the tax purposes in the fiscal year ended December 31, 2004, while 300 million pesos will be carried forward and applied to offset taxes in equal amounts over the next two years.

As of December 31, 2003 the Company and Telinver kept a tax loss carryforward of approximately 2,912 million pesos (1,019 million pesos at a 35% tax rate), that could be applied to offset future income tax charges until 2007. The Company has estimated taxable income of approximately 432 million pesos (428 million pesos corresponding to Telefónica) for the fiscal year ended December 31, 2004, and that will be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

		Tax loss carryforwards
Maturity year	Original year	(amounts in million pesos) (1)

2007	2002	2,480

		2,480

(1)	Net of 432 million pesos corresponding to estimated taxable income for the fiscal year ended December, 31 2004.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2004		December 31, 2003
Deferred tax assets

Income tax on tax loss carryforwards	868	(1)	1,015
Exchange differences deductible in future
fiscal years	108		162
Allowance for doubtful accounts	47		73
Accrual for contingencies and other non-
deductible allowances and accruals	162		155

	1,185	(2)	1,405	(2)
Allowance for deferred tax assets	(1,051)	(2)	(1,258)	(2)

Subtotal	134		147

Deferred tax liabilities

Fixed assets	(110)		(122)
Dismissal accrual for tax purposes	(14)		(13)
Other liabilities	(5)		(12)

Subtotal	(129)	(2)	(147)	(2)
Total	5		-

(1)	Net of 151 million of income tax estimated for the fiscal year ended December 31, 2004, that offset previous years tax loss carryforwards
(2)	As of December 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 9, 4 and 5 million pesos, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 34, 1 and 33 million pesos, respectively.

The following is the reconciliation of the income tax that was charged to the statement of operations and the amount resulting from the application of the corresponding tax rate on net income before tax:

	December 31, 2004	December 31, 2003

Net (loss)/income before tax at statutory
income tax rate	(3)	142

Permanent differences:

Income on equity investments	-	1
Non deductible expenses	12	17
Inflation restatement effect	193	242
Reversal of allowance for deferred tax
assets	(207)	(402)

Total	(5)	-

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to the Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2004 in the amount of 35 million pesos that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at their discounted value, on the basis of the Company’s tax projections.

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.2 except for the “Capital stock - Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the fiscal years ended on December 31, 2004 and 2003 include approximately 5 million pesos and 51 million pesos, respectively, corresponding to the one time effect of this type of agreements.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2004 and 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 11.3 million pesos and 6.6 million pesos, respectively.

Operations statement accounts have been presented as follows:

–	As of December 31, 2004 and 2003 charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2);

–	As of December 31, 2003, those accumulating monetary transactions that have occurred throughout the fiscal year have been computed by applying the coefficients corresponding to the month of accrual to the original amounts; and

–	As of December 31, 2003 financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

n) Net earnings/loss per share:

The Company calculates the net earnings per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share.

      2.4. Financial instruments with off-balance sheet risk and concentrations of credit risk

      Hedging Policy

           An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover the Company's indebtedness in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of the Company's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso denominated debts.

           During the fiscal years 2002 and 2003, the Company has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of December 31, 2004, the Company keeps indebtedness in foreign currency for an amount equivalent to 3,079 million pesos and for the purpose of partially hedging its indebtedness in foreign currency, the Company has deposits in US Dollars as of that date in the amount of US$ 79 million.

The main aspects of the hedging policy of the Company are the following:

i.     Existence of a clearly identified risk and the risk management objectives and strategies.

     Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

     Until 2002, The Company did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against yens and euros (see “Financial Instruments – Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company has a current mismatch between revenues and its financial debt in foreign currency.

     As a consequence of the above mentioned the Company established a policy to hedge the fluctuation between the peso and certain foreign currency denominated debt obligations.

      The Company has not financial instruments for trading purposes.

ii.   Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

           That Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

     The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.   Capacity to revaluate derivative instruments at market prices.

     The Company uses internal valuations for the derivatives instruments which are verified with independents parties'valuations (e.g. bank valuations).

     The Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting whose balance as of December was 6.7 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$71 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	The Company has used during 2004 currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. The Company has entered into currency forwards contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in US Dollars. As of December 31, 2004 there are no NDF currently in force.

4.	Call Spreads: In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consist in the acquisition of a call option and the sale of a call option given an amount of currency, at different strike prices.

The strategy with maturity in January 2005 covers a notional of US$ 12 million and consists in the acquisition of a call option at a strike price of $ 3.075 per US Dollar and the sale of a call option at a price of $ 3.5 per US Dollar. The strategy with maturity in February 2005 covers a notional of US$ 12 million and consists in the acquisition of a call option at an strike price of $ 3.09 per US Dollar and the sale of a call option at a price of $ 3.5 per US Dollar. In both cases the options may be exercised only upon their maturity and they relate to commitments to pay the principal of the loans to TISA granted in US Dollars. The Company has paid, as premiums, an amount of US$ 0.4 for each strategy. Upon maturity, the option due in January was not exercised due to the fact that the exchange rate prevailing at that time was outside the exercise band. The cost of the premium paid has been charged to the Statement of Operations.

2.5. Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (See Note 10.1.);

b) an extension in the National Public Emergency situation until December 31, 2005;

(c) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

	3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g) (balances restated as described in note 2.2):

	a)	Cash:

	Current

	December 31,	December 31,
	2004	2003

Bank	15	18

Total	15	18

b)	Trade receivables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Past Due (1)	168	178	14	20
Current	305	287	-	-

Subtotal (3)	473	465	14	20
Allowance for doubtful accounts (2)	(149)	(216)	(10)	(8)

Total	324	249	4	12

(1)	As a result of refinancing past-due trade receivables, approximately 7 million pesos of refinanced receivables are disclosed as current receivables as of December 31, 2004 and 2003.
(2)	See note 21.e).
(3)	In 2004 and 2003, includes 24 million and 8 million, respectively, corresponding to related companies (see note 15.3.).

c)    Other receivables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Guarantee deposits	3	3	-	-
Prepayments to vendors	3	2	-	-
Related Companies receivables (1)	25	53	-	-
Financial Prepayments	10	11	-	-
Financial Instruments (4)	1	1	3	2
Prepaid expenses	1	-	-	1
Prepaid services (5)	14	15	-	1
Tax credit certificates	-	16	-	-
Legal deposits	7	3	-	-
Tax on Minimum Presumed Income	-	-	126	89
Patriotic Bond (2)	-	-	84	82
Other Tax Credits	-	2	-	-
Net Deferred tax asset (3)	-	-	1,056	1,258
Prepaid insurance	3	3	-	-
Granted Guarantees	-	3	-	-
Other	19	14	1	1

Subtotal	86	126	1,270	1,434
Allowance for impairment of
Patriotic Bond (note 21e) (2)	-	-	(56)	(60)
Allowance for deferred tax assets
(note 21e)	-	-	(1,051)	(1,258)
Allowance for Other receivables
(note 21e)	(2)	-	-	-

Total	84	126	163	116

(1)	See note 15.3.
(2)	See notes 2.3.c) and 14.
(3)	See note 2.3.k).
(4)	See note 2.4. and 13.
(5)	See note 9.

d)    Inventories:

	Current
	December 31,	December 31,
	2004	2003

Raw materials and supplies	1	1
Directories in edition process	2	2
Telephone equipment and other equipment	8	17

Subtotal	11	20
Allowance for impairment in value and slow
turnover (note 21e)	(3)	(7)

Total	8	13

e)    Other assets:

	Current

	December 31,	December 31,
	2004	2003

Real property intended for sale	3	3

Total	3	3

f)    Trade payables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Vendors, contractors and
correspondents (2)	296	291	2	-
Management fee (3)	70	76	-	-
Billing on account and behalf of
cellular and audiotext companies	53	44	-	-
Services collected in advance (1)	5	6	65	69

Total	424	417	67	69

(1)	In 2004 and 2003 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2004 and 2003 includes 5 million, as current amount and, 60 million and 63 million as non-current amount, respectively, corresponding to related companies (see note 15.3.).
(2)	In 2004 and 2003, includes 30 million and 15 million, respectively, corresponding to related companies (see note 15.3.).
(3)	See note 15.3.

g)    Bank and financial payables:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Negotiable obligations (1)	346	286	2,251	2,212
Imports financing	15	20	13	27
Long-term financing	8	8	70	71
Foreign bank loans	93	78	166	243
Local bank loans	123	-	-	-
Related Company –
Telefónica Internacional S.A.
(“TISA”) (2)	595	1,576	-	-
Credit balances with banks	29	14	-	-

Total	1,209	1,982	2,500	2,553

(1)	See note 12.
(2)	See note 13 and note 15.3.

h)    Payroll and social security taxes payable:

	Current		Noncurrent

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Vacation and bonus accrual	48	44	-	1
Social security taxes payable	15	14	-	-
Pre-retirement agreements and
others (1)	15	13	16	18
Other	2	2	-	-

Total	80	73	16	19

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 7 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2004 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i)    Taxes payable:

	Current
	December 31,	December 31,
	2004	2003

Turnover tax accrual (net of prepayment)	12	10
Health and safety taxes	24	20
Value added Tax	15	17
Minimum presumed income tax (net of
prepayment)	9	10
Other	35	21

Total	95	78

j) Other payables:

	Current		Noncurrent

	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003

Financial Instruments (1)	10	13	4	20
International Telecommunication Union	21	21	-	-
Related companies payables (2)	13	25	-	-
Other	19	16	25	26

Total	63	75	29	46

(1)	Foreign currency swaps agreements, forwards contracts and options (see note 13.).
(2)	See note 15.3

k)    Cost of services provided:

	December 31,	December 31,
	2004	2003

Telecommunications services (note 21h)	(1,887)	(1,946)
Cost of services provided (note 21f)	(49)	(46)

Total	(1,936)	(1,992)

l)    Other expenses, net:

	December 31,	December 31,
	2004	2003

Employee terminations (note 21h)	37	42
Contingencies	103	34
Miscellaneous, net	(3)	(5)

Total (note 21h)	137	71

m)    Holding and financial income/ (loss) on liabilities:

	December 31,	December 31,
	2004	2003

Intangible assets amortization	(9)	(16)
Tax on checking account credits and debits	(14)	(10)

Total	(23)	(26)

3.2    Aging of current investments, receivables and payables as of December 31, 2004.

	Assets					Liabilities
								Payroll and
								Social
		Trade		Other			Bank and	Security
	Current	Receivables		Receivables		Trade	Financial	Taxes	Tax	Other
	Investments	(a)		(c)		Payables	Payables	Payables	Payables	Payables
Past-Due:
Up to three months	-	54		-		90	-	-	-	-
From three to six months	-	20		-		1	-	-	-	-
From six to nine months	-	7		1		(1)	-	-	-	-
From nine to twelve months	-	8		-		3	-	-	-	-
From one to two years	-	26		6		-	-	-	-	-
From two to three years	-	20		7		3	-	-	-	-
Over three years	-	47		-		-	-	-	-	-
At sight	13	3		21		-	29	-	50	38
Current:
Up to three months	246	263		33		312	299	56	36	19
From three to six months	-	19		6		8	331	8	9	1
From six to nine months	-	12		4		7	223	10	-	5
From nine to twelve months	-	8		6		1	327	6	-	-
From one to two years	-	-		13		5	322	8	-	13
From two to three years	-	-		2		3	607	5	-	10
From three to four years	-	-		120		3	416	2	-	7
From four to five years	-	-		-		4	39	1	-	-
Over five years	-	-		28		52	1,116	-	-	(3)

Subtotal:	259	487		247		491	3,709	96	95	90
Allowance for doubtful accounts	-	(159)		-		-	-	-	-	-
Benefits under the Collective Labor Agreements	-	-		-		-	-	-	-	2

Total	259	328		247		491	3,709	96	95	92

Percentage accruing interest at fixed rate	95%	3%		3%		-	79%	-	-	15%
Percentage accruing interest at variable rate	-	36%	(b)	-		-	18%	-	-	-
Percentage accruing income at variable rate	2%	-		-		-	-	-	-	-
Average interest rate in foreign currency	2%	-		1%	(d)	-	9%	-	-	6%
Annual average interest rate in local currency	1%	26%		6%		-	8%	-	-	-

(a)	Trade receivables balances include 14 past-due classified as noncurrent taking into account Company´s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	Does not include the interest accrued by the Patriotic Bond.

4. RESERVE FOR FUTURE DIVIDENDS

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2004 these assets have a book value of about 600 million pesos and approximately 524 million pesos (both restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

6.    SUBSIDIARIES AND AFFILIATES

6.1.    Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 36.5 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 36 million pesos as of December 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550.

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned in order to reduce the spread applicable from LIBOR plus a 9% to LIBOR plus a 4.5% . In consideration for the assignment, Telinver agreed with Telefónica that it shall repay two loan agreements in Pesos for an amount of 71 million pesos and 45 million pesos, respectively. The remaining debt after the capitalization mentioned in the following paragraph is to be repaid by Telinver in 8 semi-annuall installments and at an 11% annual nominal interest rate.

Subsequently, on February 14, 2005, Telinver's Extraordinary Shareholders' Meeting approved a capital increase of 71,519,163 pesos. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

6.2.    E-Commerce

The Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Subscribed and paid-in,
Classes of Shares (1)	outstanding and authorized
for public offering
Class A	1,091,847,170
Class B	654,205,259

Total	1,746,052,429

(1) All shares have equal voting rights.

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2001, 2002, 2003 and 2004
Class A	1,091,847,170
Class B	654,205,259
Total	1,746,052,429

8.    LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

9.    COMMITMENTS

9.1    IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. The Company, TCP S.A., Telinver and TDA S.A. (referred to jointly herein as “the Companies”) have executed a contract with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price. The agreement stipulated that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets that were dedicated to providing the services at that date. Over the duration of the contract, the companies shall pay IBM a monthly charge as consideration for the base line services to be received under the contract, and other charges for the use of additional resources. The charges for the service received in the fiscal years ended on December 31, 2004 and 2003 arise from final agreements between the parties in relation to the value of the services received. On the basis of a supplementary contract agreed upon by the parties, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million Pesos and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos half yearly upon request by the parties.

9.2	Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, of which approximately 54 million pesos are pending.

10.	RATES

10.1	Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.
Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilitiesis to be extended until December 31, 2004, term that has been further extended until December 31,2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into considerationin the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or altercompliance with their duties.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently inforce for the Basic Telephony Service until December 31, 2004, without waiving the Company’srights. The parties also ratified their intent to reach a final contractual renegotiation beforeDecember 31, 2004, which finally did not happen. In addition, pursuant to the provisions of theTransfer Contract, they agreed that any new tax or charge, or any variation in those currently inforce, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d)under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)         Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)         Internet access service in all its provincial centers at discount prices.

c)         Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

Pursuant to Resolution No. 261, it is approved the Company's promotional offer of telephone access through non-geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

As of the date of issuance of these financial statements, both the S.C. and the C.N.C. are analyzing the implementation of the services described in paragraph c) already mentioned.

In the opinion of the Company's management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future results.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

10.2	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 11.c), awarded a precautionary measure ordering the National Government, the Company and Telecom Argentina S.A. (“Telecom S.A.”) "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company, Telecom Argentina S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000- 2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.3	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the fut ure rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11.	LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense toTelefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2004, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 54 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2004 the Company has paid approximately 6.9 million pesos (in original currency) in cash for the above-mentioned clai ms. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with the Company, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million pesos (see note 3.1.j), which Telefónica understands is its total liability as of December 31, 2004. In the opinion of the Company´s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Fiber Optics

In December 2000, the Company was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optics. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentina's Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of harmless error. Given that judgment recently entered, the Company has been compelled to pay an amount of 6 million pesos, plus 17 million pesos as punitive interest in December 2004 which have been charged to the Statement of Operations as definitive payment. So, in the Company’s opinion this matter will not have additional effects to the ones already recorded.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against the Company and they have lodged an appeal to have the judgment reviewed with the National Court of Appeals in Administrative Matters, which is pending resolution as of the date of issuance of these financial statements.

d)	Other

Consumidores Libres initiated a legal action against the Company, Telecom Argentina S.A., Telintar Argentina S.A. (“Telintar S.A”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom Argentina S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

12.	NEGOTIABLE OBLIGATIONS

As of December 31, 2004, there were nine negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5 (d)	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6 (e)	8	08/2011	8.85	b)
05/04	$163.3 (f)	1	05/2005	8.05	b)
10/04	$134.8	1	10/2005	8.25	b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40 (g)	b)
a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 7.5 million called during 2004.
e)	Net of US$ 13.5 million called during 2004.
f)	Correspond to bonds with zero coupon.
g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the Program of December 2003

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million pesos, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

On October 28, 2004, the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million pesos under the above mentioned program. The issue comprises a Series A for an amount of 134.8 million pesos, with a 365-day term and an 8.25% annual interest rate and a Series B for an amount of 65.1 million pesos, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal 7% minimum per annum and 15% maximum per annum.

In addition, on December 13, 2004, the Company's Board of Directors approved the issuance of the Third Class of Negotiable Obligations under the Program for an amount of up to 250 million pesos in one or more Series.

On February 11, 2005 the Company issued 250 million pesos of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million pesos with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million pesos with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

Offer to Exchange of Negotiable Obligations

On May 19, 2003 the Company’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

a)  Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007, and US$ 220 million due in November 2010, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b)   Offer to Exchange COINTEL’s Negotiable Obligations

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, and paid in cash the amount of US$ 24 million and $4.6 million in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, the Company transferred immediately COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

13.     FINANCING

As of December 31, 2004, Telefónica's unconsolidated current assets are lower than its unconsolidated current liabilities in 1,150 million pesos, the latter including approximately 34% (US$ 200 million) of debt owed to the Company's indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans .

As of December 31, 2003, the Company’s short-term debt amounted to US$ 637 million. At that time, the Company could not assure that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term re-financing. As of December 31, 2004, the Company has been granted new short-term loans from local financial institutions in an amount of 120 million pesos. In addition, in May 2004, October 2004 and February 2005, the Company issued negotiable obligations for 163.3 million pesos, 200 million pesos and 250 million pesos (see note 12.), respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that the Company, may consider will, in the opinion of the Management, enable the Company, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In turn, in the months of July, August and September, 2004, TISA has re-financed liabilities in the amount of US$150 million, now payable, in monthly installments maturing from January through December 2005 and has advised the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

-Long-term bank financing

The Company has borrowed long term funds from major financial institutions in an amount equivalent to 236 million pesos as of December 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of December 31, 2004, Telefónica and its controlled company owed, approximately 595 million pesos (about US$ 200 million) to related parties, which mature until December, 2005 and accrue interest at one-month LIBOR plus a 5% per annum for Telefónica and a 9% per annum for Telinver S.A. (see note 6.1. related to the assignment of debts from Telinver S.A. to Telefónica). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until March 20, 2005, or in the case of debt maturing after that date, until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 14, 2005, subject to a condition that no other debt be accelerated on similar grounds.

14.     PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, the Company has proceeded to offset them against taxes. Although the Company has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

The Company has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included it in the list of bonds eligible for sovereign debt restructuring (See Note 2.3. c).

15.       PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

15.1.    COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2004. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3% .

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the

“operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 15.3) .

15.2.    COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom Argentina S.A. until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements TCP S.A. has not started the liberation process related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

15.3.    OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

During the yars ended December 31, 2004 and 2003, the following transactions were made with the controlling shareholder of the Company and companies related to the parent, respectively in each of the following years:

	December 31,	December 31,
	2004	2003

	(Loss) / Income
Management Fee
Telefónica S.A.- Sucursal Argentina	(68)	(86)

Net income (loss) from goods and services
TCP S.A.	140	101
TDA S.A.	46	38
Atento Argentina S.A. (“Atento S.A.”)	(20)	(11)
Telefónica Ingeniería de Seguridad S.A.	(3)	(4)
Telefónica Data USA	-	(1)
Telefónica S.A. – Sucursal Argentina	(6)	(7)
Telefónica Procesos y Tecnología de la Información	-	(3)
Terra Network Argentina S.A. (“Terra S.A.”)	(1)	(1)
Emergia Argentina S.A. (“Emergia S.A.”)	4	5
Telefónica Internacional Wholesales Services (“TIWS
(Uruguay)”)	1	2
Adquira Argentina S.A. (“Adquira S.A.”)	-	(2)
Telefónica Gestión de Servicios Compartidos S.A.
(“T-Gestiona S.A.”)	1	-
C.P.T. Telefónica Perú	12	(1)
Televisión Federal S.A.	(3)	(4)
Communications Technologies Inc.	(1)	-
Telefónica Mundo	-	(2)
Telefónica Investigación y Desarrollo	(1)	(2)
Telefónica de España (“TESA”)	-	(2)
Telefónica del Brasil	1	1
Telefónica Internacional Wholesales Services (“TIWS
(España)”)	1	-
Pléyade S.A.	1	1

	172	108

Net loss on financial charges
Atento	1	1
TISA	(97)	(210)

	(96)	(209)

Purchases of good and services

Telefónica Soluciones S.A.	16	-
Telefónica Ingeniería de Seguridad	1	-
TDA S.A.	7	7

	24	7

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of December 31, 2004 and 2003 are:

	December 31, 2004	December 31, 2003
ASSETS

Trade receivables

CTC Mundo S.A.	-	3
Emergia S.A.	-	1
Katalyx Argentina S.A.	-	1
Communication Technologies Inc.	7	-
Adquira S.A.	-	1
T-Gestiona S.A.	5	-
TIWS (España)	1	-
Televisión Federal S.A.	2	-
C.P.T. Telefónica Perú	9	1
TIWS (Uruguay)	-	1

Total Trade receivables	24	8

Other receivables

TDA S.A.	18	40
T-Gestiona S.A.	-	4
Atento S.A.	4	7
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	2
TISA	1	-

Total Other receivables	25	53

TOTAL ASSETS	49	61

LIABILITIES	December 31, 2004	December 31, 2003

Trade Payables

TESA	2	3
CTC Mundo S.A.	3	-
Telefónica S.A. – Sucursal Argentina (1)	70	76
Emergia S.A.	65	68
Telefónica Procesos y Tecnología de la Información	-	4
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	-	1
TCP S.A.	1	-
Televisión Federal S.A.	1	1
Telefónica DATA USA	1	-
Telefónica Investigación y Desarrollo S.A.	4	5
Telefónica Soluciones S.A.	16	-
Telefónica Ingeniería de Seguridad	1	-

Total Trade Payables	165	159

Bank and Financial Liabilities
TISA (2)	595	1,576

Total Bank and Financial Liabilities	595	1,576

Other Payables
TESA	11	10
TCP S.A.	-	13
Telefónica S.A. - Sucursal Argentina	2	2

Total Other Payables	13	25

TOTAL LIABILITIES	773	1,760

(1)	Corresponding to liabilities by management fee.
(2)	See note 13.

16.    RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the National Executive Power regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the C.N.C. subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The C.N.C. applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and to the Under Secretary of Consumers’ Protection applies and supervises regulations related to competition and consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At present there are various legislative initiatives of proposed legislation, including:

  bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment imposing an obligation to make investments as a condition to mantain the concession granted, legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears, legislative bills aimed at establishing new municipal taxes, to name a few.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management derived from the regulations enacted as of the date of issuance of the financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

17.    Stock purchase program

TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The options under the program corresponding to Telefónica and Telinver's personnel as of December 31, 2004 and 2003 total 2,254,954 and 2,504,580 respectively, involving a total amount of shares of 86,729 and 96,330 as of those dates.

18.    RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”. In exchange for the sale, the shareholders of Intelsat Ltd. will receive US$ 18.75 per share. In addition, on January 28, 2005, Intelsat informed that it has closed the transaction mentioned and shall proceed to the payment due on the sale of such shares according to the agreed conditions. The Company recognized the effects of the sale of Intelsat as of such date, without resulting in any material impact on the Company’s results.

As of the date of issuance of these financial statements, the Company is assessing changes to the pledge agreement above mentioned to maintain the continuity of the guarantee of payment of liabilities arising in relation to the service. In the opinion of the Company’s Management the agreements mentioned in the preceding paragraphs will not have a significant effect on the Company’s operations.

19.    BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

	Basic Telephony Services				Yellow Pages Services		Consolidation Adjustments / Reclassifications (1)		Total

	Dec-04		Dec-03		Dec-04	Dec-03	Dec-04	Dec-03	Dec-04		Dec-03
Net revenues to
unaffiliated customers	2,967		2,683		80	67	-	-	3,047		2,750
Net intersegment
revenues	16		12		1	1	(17)	(13)	-		-

Total Net Revenues	2,983		2,695		81	68	(17)	(13)	3,047		2,750

Net (Loss) / Income	(5	) (2)	394	(2)	(2)	11	(1)	-	(8)		405

Depreciation and
Amortization on fixed
and intangible assets	1,140		1,304		4	5	-	-	1,144		1,309

	Dec-04		Dec-03		Dec-04	Dec-03	Dec-04	Dec-03	Dec-04		Dec-03
Investment on Fixed
and Intangible Assets	439	(3)	205		1	-	(1)	-	439	(3)	205

Total Assets	7,416		8,209		123	114	(15)	(11)	7,524		8,312

Total Liabilities	4,609	(2)	5,397	(2)	159	148	(14)	(11)	4,754		5,534

Investments in equity
method investees	1		2		-	-	-	-	1		2

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the income and liabilities related to the Company’s investment in Telinver.
(3)	Includes 9 million of transfers from Inventory to Fixed assets.

20.      ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

21.      OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of services provided
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a) Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)		Net retirements	Transfers	Amounts at the end of period

Land	117	-		-	-	117
Buildings	1,740	-		-	-	1,740
Switching equipment	4,131	-		-	18	4,149
Transmission equipment	3,796	-		-	94	3,890
Network installation	7,543	-		(1)	17	7,559
Telephones, switchboards and booths	626	24		(32)	8	626
Furniture, software and office equipment	1,033	3		-	18	1,054
Automobiles	27	6		-	-	33
Construction in process	215	293		-	(112)	396
Materials	77	109	(2)	(56)	(43)	87
Prepayments to vendors	10	2		-	-	12

				--
Total	19,315	437		(89)	-	19,663

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at the end of period	Net book value at the end of period
Land	-	-	-	-	-	117
Buildings	495	50	40	-	535	1,205
Switching equipment	3,301	10	256	-	3,557	592
Transmission equipment	2,488	10	282	-	2,770	1,120
Network installation	4,091	15	436	(1)	4,526	3,033
Telephones, switchboards and booths	609	5	44	(32)	621	5
Furniture, software and office equipment	964	1 - 3	67	-	1,031	23
Automobiles	25	5	2	-	27	6
Construction in process	-	-	-	-	-	396
Materials	-	-	-	-	-	87
Prepayments to vendors	-	-	-	-	-	12

Total	11,973		1,127	(33)	13,067	6,596

(1)	Capitalized interests in construction in process amounts to 8 million. See note 2.3.g).
(2)	Includes 9 million corresponding to assets transfered to inventories.

a) Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
	Amounts at beginning	Increases	Net		Amounts at the
Main account	of year	(1)	retirements	Transfers	end of year

Land	117	-	-	-	117
Buildings	1,738	-	(2)	4	1,740
Switching equipment	4,142	-	(25)	14	4,131
Transmission equipment	3,686	-	(3)	113	3,796
Network installation	7,537	-	-	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	-	16	1,033
Automobiles	32	2	(7)	-	27
Construction in process	229	130	-	(144)	215
Materials	103	21	(35)	(12)	77
Prepayments to vendors	11	(1)	-	-	10

Total	19,221	186	(92)	-	19,315

	Depreciation					Net book
	Accumulated				Accumulated	Value at
	at beginning of	Useful life	For the		at the end of	the end of
Main account	year	(in years)	year	Retirements	year	year
Land	-	-	-	-	-	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	-	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 - 3	103	-	964	69
Automobiles	32	5	-	(7)	25	2
Construction in process	-	-	-	-	-	215
Materials	-	-	-	-	-	77
Prepayments to vendors	-	-	-	-	-	10

Total	10,745		1,285	(57)	11,973	7,342

   (1)    Capitalized interests in construction in process amounts to 8 million. See note 2.3. g).

b) Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
	At beginning of		At end of
Main account	year	Increases	period
Licenses to use the Logo and trademarks	50	-	50
Assignment of rights	22	-	22
No competition obligation	5	1	6
Deferred expenses	75	1	76
License (Frequencies)	59	-	59

Total	211	2	213

	Amortization
	At beginning	For the	At end	Net book
Main account	of year	period	of period	value
Licenses to use the Logo and trademarks	16	3	19	31
Assignment of rights	14	2	16	6
No competition obligation	3	1	4	2
Deferred expenses	45	9	54	22
License (Frequencies)	51	2	53	6
Total	129	17	146	67

b) Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
	At beginning of		At end of
Main account	year	Increases	year
Licenses to use the Logo and trademarks	50	-	50
Assignment of rights	22	-	22
No competition obligation	5	-	5
Deferred expenses	56	19	75
License (Frequencies)	59	-	59

Total	192	19	211

	Amortization
	At beginning	For the	At end	Net book
Main account	of year	year	of year	value
Licenses to use the Logo and trademarks	12	4	16	34
Assignment of rights	12	2	14	8
No competition obligation	3	-	3	2
Deferred expenses	29	16	45	30
License (Frequencies)	49	2	51	8
Total	105	24 (1)	129	82

(1)	Includes 8 million corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 12) as mentioned in note 2.3.h).

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004					2003

Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost (1)	Book Value	Book value

Current assets: (1)

Other investments (2)	-	-	-	-	8	-

Total current					8	-

Noncurrent assets: (3)

Other investments	-	-	-	-	-	13
Subsidiaries and affiliates
E-Commerce Latina S.A. (4)	Common	$1.0	12,000	33	1	2

Total noncurrent					1	15

Total					9	15

(1)	See note 2.3.b).
(2)	See note 18.
(3)	See note 2.3.f).
(4)	Financial Statements as of December 31, 2004 approved by E-Commerce Latina S.A.'s Board of Directors on February 2, 2005, with review report by Abelovich, Polano & Asociados dated February 2, 2005.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004	2003

Main account and features	Book value

Current investments:

Foreign currency deposits (note 21g)	247	330
Local currency deposits	-	4
Mutual funds	4	2

Total	251	336

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004

Account	Balance at beginning of year	Increases		Decreases		Balance at end of period

Deducted from current assets:
For doubtful accounts	216	63	(5)	(130)	(1)	149
For impairment in value and slow turnover	7	-		(4)		3
For other receivables	-	2		-		2

	223	65		(134)		154
Deducted from noncurrent assets:
For doubtful accounts	8	2	(5)	-		10
For other receivables – Impairment of Patriotic
Bond (6)	60	-		(4)	(8)	56
For other receivables – Deferred tax assets (3)	1,258	-		(207)		1,051

	1,326	2		(211)		1,117

Total	1,549	67		(345)		1,271

Included in current liabilities:
Contingencies	3	4		(3)		4

	3	4		(3)		4
Included in noncurrent liabilities:
Contingencies	219	121		(73)		267

Total	222	125	(4)	(76)		271

	2003

Account	Balance at beginning of year		Increases		Decreases (2)		Balance at end of year

Deducted from current assets:
For doubtful accounts	380		66	(5)	(230	)(1)	216
For impairment in value and slow turnover	7		-		-		7

	387		66		(230)		223
Deducted from noncurrent assets:
For doubtful accounts	25		-		(17	)(1)	8
For other receivables – Impairment of Patriotic
Bond (6)	-		60		-		60
For other receivables – Deferred tax assets (3)	1,660		-		(402)		1,258

	1,685		60		(419)		1,326

Total	2,072		126		(649)		1,549

Included in current liabilities:
Contingencies	3	(7)	3		(3)		3

	3		3		(3)		3
Included in noncurrent liabilities:
Contingencies	160		60		(1)		219

Total	163		63	(4)	(4)		222

(1)	In 2004 and 2003, includes 85 million and 79 million, respectively, of recovered doubtful accounts.
(2)	Include the monetary gain effect on balances.
(3)	See note 2.3.k).
(4)	In 2004 and 2003, includes 103 million and 34 million in Other expenses net and 22 million and 29 million in Financial income/loss on liabilities in the statement of operations.
(5)	Included in selling expenses in the statements of operations.
(6)	See notes 2.3.c) and 14.
(7)	In 2003, net of 1 million in Other receivables.
(8)	Includes a loss of 1 million disclosed under “holding and financial income/(loss) on assets – exchange differences” in the Statements of Operations.

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	December-04	December-03

Inventories at beginning of year	20	22
Purchases	24	24
Transfers (2)	(9)	-
Operating expenses (note 21h)	25	20

Subtotal	60	66
Inventories at end of period	(11)	(20)

Total (note 3.1.k)	49	46

(1)	Includes cost of telephone directories and telephone equipment.
(2)	Assets transfered to fixed assets.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004				2003

	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos

ASSETS

Current assets
Cahs and Banks	-	US$	2.979000	1	-	-	-

Investments
Foreign currency deposits	83	US$	2.979000	247	112	US$	330
Other investments	3	US$	2.939000	8	-	-	-
Trade receivables	10	US$	2.979000	31	11	US$	33
	2	SDR	4.61015	9	2	SDR	8

Other receivables
Related Companies	3	US$	2.979000	8	10	US$	30
Granted Guarantees	-	-	-	-	1	US$	3
Financial prepayments	4	US$	2.979000	10	4	US$	11
Prepayment to vendors (1)	-	US$	2.979000	1	3	US$	10
	-	-	-	-	1	BRL	1
	3	EURO	4.059200	12	3	EURO	12
Financial Instruments	-	US$	2.979000	1	-	US$	1
Other	-	-	-	-	1	US$	2

Total current assets				328			441

Noncurrent assets
Investments
Other investments	-	-	-	-	4	US$	13

Other receivables
Patriotic Bond (3)	10	US$	2.979000	28	8	US$	22
Financial Instruments	1	US$	2.979000	3	1	US$	2
Other	-	-	-	-	-	US$	1

Total noncurrent assets				31			38

Total assets				359			479

LIABILITIES

Current liabilities
Trade payables	39	US$	2.979000	118	40	US$	116
	1	SDR	4.611015	4	3	SDR	13
	2	EURO	4.059200	8	2	EURO	8
	-	-	-	-	-		£2

Bank and financial payables	242	US$	2.979000	721	658	US$	1,930
	2	EURO	4.059200	8	2	EURO	8
	1,103		¥0.029141	32	1,111		¥30
Other payables
Related Companies	-	-	-	-	-	US$	1
	3	EURO	4.059200	12	3	EURO	10
Financial Instruments	3	US$	2.979000	10	4	US$	13

Total current liabilities				913			2,131

Noncurrent liabilities
Bank and financial payables	738	US$	2.979000	2,199	784	US$	2,298
	17	EURO	4.059200	70	19	EURO	71
	5,704		¥0.029141	166	6,742		¥184

Other payables
Financial Instruments	1	US$	2.979000	4	7	US$	20

Total noncurrent liabilities				2,439			2,573

Total liabilities				3,352			4,704

(1)	Includes 12 million and 10 million, in 2004 and 2003, respectively, corresponding to prepayment to vendors for purchases of fixed assets.
(2)	Includes figures less than 1 million in foreign currency.
(3)	See note 3.1.c)

US$:	US dollars	EURO:	European Currency
¥:	Yens	SDR:	Special Drawing Rights
£:	Pounds	BRL:	Brazilian Reals

h) Expenses incurred

     TELEFONICA DE ARGENTINA S.A.

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(amounts stated in millons of Argentine Pesos, restated as described in note 2.2)

	2004						2003

	OPERATING EXPENSES

ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	TOTAL	TOTAL

Salaries and social security taxes	289	10	58	52	-	409	359
Other Payroll expenses	2	1	7	-	-	10	9
Fixed assets depreciation	1,054	-	61	12	-	1,127	1,285
Fees and payments for services	325	8	136	55	-	524	471
Advertising	-	2	-	63		65	37
Directors’ and statutory auditors’ fees	-	-	7	-	-	7	4
Insurance	-	-	12	-	-	12	13
Material consumption and other expenditures	60	-	4	7	-	71	58
Management fee	61	-	7	-	-	68	86
Transportation	16	1	-	1	-	18	14
Taxes	41	-	2	17	-	60	47
Rentals	34	2	4	1	-	41	50
Commissions	-	-	-	22	-	22	22
Allowance for doubtful accounts	-	-	-	65	-	65	66
Recovery of doubtful accounts (2)	-	-	-	(105)	-	(105)	(79)
Intangible assets amortization (1)	5	-	3	-	-	8	8
Employee terminations	-	-	-	-	37	37	42
Tax on checking account credits and debits	-	-	32	-	-	32	29
Other	-	1	1	-	100	102	31

Total December 31, 2004	1,887	25	334	190	137	2,573

Total December 31, 2003	1,946	20	352	163	71		2,552

(1)	Not including 9 million and 16 million in 2004 and 2003, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income in the statement of operations.
(2)	In 2004, includes 20 million corresponding to collections from customers written off as of December 31, 2003

Item 5

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

     The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the fiscal years ended December 31, 2004 and 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see note 2.2.).

Critical Accounting Policies

     This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”). The preparation of financial statements in accordance with generally accepted accounting principles requires the Company´s Management to make estimates. Ultimate results could differ from those estimated if the Company´s estimates used in those estimates do not actually occur.

      The Company believes the following represents its critical accounting policies. The Company´s accounting policies are more fully described in Notes 2, 13 and 14 to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

  the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

  Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value.

  According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s management, based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in note 10.1, to the financial statements, the Company will continue to monitor the situation forecasted and to assess the effect of any new future developments;

  the creation of reserves for contingencies assessed as likely by the Company´s Management, based on its estimates and in the opinion of its legal counsels (see Note 11 to the financial statements with respect to unreserved contingencies);

  the Company’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making its assessment, the Company’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the related to the effect of the final outcome of the tariff renegotiation pending (See note 10.1 to the financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income;

  the creation of allowances, amounting to 159 million pesos set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection; and

  the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. The Company’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, actually in default, because its recoverability it’s not guaranteed actually by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. The Company’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see note 14. to the financial statements).

     The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.3. g), 2.3. k), 2.5, 10, 13 and 14 to the financial statements.

     Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

Overview

     Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

  the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

  the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

  the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

     After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”), assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only controls most of the provincial governorships but also has absolute majority in both Houses of the Argentine Congress.

     Given this normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled to a large extent. However, the current degree of balance in the internal forces of the PJ is not clear regarding the incoming legislative elections scheduled for October 2005.

     Relationships between the government and international credit entities are virtually at a standstill until the completion of the restructuring process of the defaulted sovereign debt, moment in which the negotiation of a new agreement should start in view of the non-approval of the third revision of targets during 2004. Even though this fact there was certain quietness in the markets, because the government announced that it will continue to meet principal and interest maturity payments, thus avoiding a new default in payment international entities, similar to the one that took place in 2002 with the Inter-American Development Bank (“IDB”). Although this special relationship allows the government more freedom to complete the debt restructuring, it would not be an external payment policy sustainable over time. Even though quantitative keep being surpassed, certain qualitative targets are still under discussion, including: (i) debt restructuring, (ii) the renegotiation of contracts with privatized utility companies, (iii) the level of primary surplus, (iv) the discussion and approval of a Federal Tax Sharing Law, (v) the compensation to the financial system, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget, and several provinces have already adhered to the law. Besides, the quasi-currencies were retired from monetary circulation.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the government has not improved the terms and conditions of the exchange offered in its prior presentation made in June 2004 in Buenos Aires. At that time the government had proposed an approximate cut-off -measured at present value- of about 75%. The government has now acknowledged a principal amount of debt subject to reestructuring of US$ 81.8 billion and unpaid interest thereon of US$ 18.2 billion as of December 31, 2003, that was the date set for the issuance of the new securities, totalizing an eligible debt of US$100 billion. The government will apply on that amount a 53% nominal reduction of the principal (by issuing only US$38.5 billion in new bonds, in case of an acceptance lower than 70%) and a 100% nominal reduction of interest; i.e. an average nominal reduction of about 62% of the eligible debt. In the case of an acceptance of over 70%, the government will issue an additional amount of US$5 billion in PAR Bonds, therefore lowering nominal reduction figures. Although the average repayment schedule has remained unchanged, interest rates have been reduced. Both the currencies (USA dollars, Euros, Japanese Yens and Argentine pesos adjusted by the Benchmark Stabilization Coefficient (“CER”)) and the legal jurisdictions (United States, England, Japan and Argentina) were simplified to a number of four. Since international interest rates have declined, favoring emerging countries, the discount at present value benefits the Argentine offer, almost offsetting the setback in the rest of the conditions.

     Through this last offer the government seeks to obtain over 70% of acceptance by the creditors although there are still complaints and pressures from the main groups of bondholders who pursue an improvement of the official offer, as in their opinion it is arbitrary and unilateral. For a start, the government reached an understanding with the domestic institutional creditors (Pension and Retirement Management Funds (“AFJPs”), Mutual Funds (“FCIs”), Insurance Companies and Commercial Banks) for them to accept the official offer and elect the Quasi-Par Bond, which assures a minimum threshold of initial acceptance of over 30%.

     Anyhow, despite the persistence of the default and the non-regularization of several areas in the economy, the domestic activity continues recovering at a fast pace. In 2003 the real Gross Domestic Product (“GDP”) increased by 8.8% per annum and in the first nine-month period of 2004 the real GDP also rose at the same pace: 8.8% per annum, and standed at absolute levels very close to those recorded at the time of economic growth occurred in 1998. Inflation is also under control; retail prices measured by the Consumer Price Index (“CPI”) increased by 6.1% in 2004, while wholesale prices measured by the Wholesale Internal Price Index (“WIPI”) increased by 7.9% during the same period.

     Employment situation continues to improve. The unemployment rate reached 13.2% during the third quarter of 2004 (-1.6% with respect to second quarter of 2004), falling down from levels of over 20%. But the increase in the activity rate, i.e., the population that enters the labour market looking for a job, is the main reason for the deceleration of the declining trend that has been experienced in the unemployment rate in the last quarters. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 44% of the total population and indigence at levels of about 17%. Unemployment and public insecurity continue to be the two main demands of Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

     As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the special relationship that the government keeps with the credit entities and the difficult debt restructuring process. The dollar exchange rate remains at about $ 3.00 and latest fluctuations ranged from $2.95 - $3 per U.S. dollar. Capital outflows continue to revert, though to some extent it has been motivated by the residents’ lower savings capacity. Although the MerVal index remained depressed because of the uncertain economic policy, it closed 2004 on the verge of 1,400 points, increasing 27% in USA dollars during the year. The liquidity excess continues flowing to the emerging markets, in particular to investments in government securities and shares. Interest rates remain at low values, and even stand at negative levels in real terms. The excess liquidity resulting from the increase in deposits and the slow pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins have started to become narrower and a tightening monetary policy appears as the most probable future scenario.

     The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the near past, basically due to the convergence of internal restrictions derived from a smaller installed capacity in the manufacturing industry and greater problems in the power supply, and a decrease in external stimulation in terms of volume demanded and lower commodity prices. Regarding the price scenario, the retail inflation rate is around 7% on a December/December basis -within the target range proposed by the BCRA for 2005- and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and by the conflict in the Middle East. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines. Finally, in the financial markets the Peso is expected to maintain its pressure towards an appreciation against the United States dollar, while interest rates would tend to increase, though slightly, following the dynamics of the international rate with a view to maintaining the level of internal savings. Both the variable and fixed income market will fluctuate hand in hand with the outcome of the debt restructuring process and the volatility that implies the special relationship existing between the government and the credit entities.

     The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown.

	December 31,

	2004	2003

WPI (% change) (1)	7.9	2.0

(1)	Price index figures are for the fiscal years ended December 31, 2004 and 2003.

	December 31,

	2004	(3)	2003	(2)

GDP (annual % change)	8.2		8.8

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

     Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

     In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

     For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

     The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

     Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

     Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

     Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the licensee Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 in the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

     With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

     As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

     Pursuant to Resolution No. 261, the S.C. approved the Company's promotional offer of telephone access through non-geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

     Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

     As of the date of issuance of these financial statements, both the S.C. and the C.N.C. are analyzing the implementation of the services described in paragraph c) already mentioned.

     In the opinion of the Company's management, the application of the issues mentioned in a), b) and c) shall not have a significant impact on the Company's future results.

     In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

     The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

     In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

     In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Comparison of Results of Operations for the fiscal years ended December 31, 2004 and 2003.

     All references made below to 2004 and 2003 are to the Company’s for the fiscal years ended December 31, 2004 and 2003, restated as described in note 2.2 to the financial statements.

     For purposes of this section, references to the "Company" are to the Company together with its consolidated affiliates.

     In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

     Net revenues increased by 10.8% to $3,047 million in 2004 from $2,750 million in 2003.

     The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

     The following table shows operating revenues in millions of pesos by category of services for the fiscal years ended December 31, 2004 and 2003 restated as described in note 2.2 to the financial statements.

	Millions of Argentine Pesos

	2004	2003	Variation

Basic telephone service
Measured service	857	807	6.2%
Monthly basic charges (1)	719	666	8.0%
Special services	459	380	20.8%
Installation charges	45	32	40.6%
Public phones	188	180	4.4%
Access charges	388	323	20.1%
International long-distance service	108	105	2.9%
Direct Lines	84	83	1.2%
Publishing telephone directories	73	64	14.1%
Other	126	110	14.5%

Total	3,047	2,750	10.8%

(1) Includes basic charges and charges for supplemental services.

     The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, and to customers of other operators routed through the Company’s networks as well as other operators’ networks. In this last case, the Company invoices and receives revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see operating costs “Fees and Payments for Services”).

     Measured service increased in $50 million or by 6.2% to $857 million in 2004 from $807 million in 2003 The variation was mainly due to a 6.6% increase in the total average number of billable lines and an approximately 2.3% increase in average local and domestic long distance consumption by line; these increases were partially offset by an approximately 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

     Monthly basic charges increased in $53 million or by 8% to $719 million in 2004 from $666 million in 2003. The variation was mainly due to a (i) an increase in the Company’s average number of billable lines, which generates increases for approximately $10 million, (ii) an increase in revenues from supplementary services for $16 million, mainly due to the increase in lines in service of approximately 11%, and (iii) a reduction in the average number of lines out of service with regard to last year that generates an increase in the monthly basic charge.

     Special services increased in $79 million or by 20.8% to $459 million in 2004 from $380 million in 2003.The variation was mainly due to an increase of: (i) $ 63 million in subscriptions billed due to the rise in the number of ADSL (broad band) users, or 82%; (ii) $ 4 million in prepaid cards; (iii) $ 4 million in services provided to suppliers of audiotext and free calls; and (iv) approximately $ 10 million in the services provided to other suppliers.

     Revenues from installation charges increased in 13 million or by 40.6% to $45 million in 2004 from $32 million in 2003. The variation was due to a: (i) 38% increase in line connections, partially offset by a drop in the average price per connection, (ii) a 2% increase in public telephone connections; and (iii) a 286% increase in ADSL connections,

     Revenues from public phones increased in $8 million or by 4.4% to $188 million in 2004 from $180 million in 2003. The variation was due to an 9.4% increase in the average number of lines for public telephony service, mainly due to an increase in the number of third-party owned phone booths, partially offset by a decrease in the average traffic by public phone line.

     The Company invoices and collects income resulting from call termination of other operators through the Company’s Network, and pays to the other operators the cost of using their networks (see operating costs “Fees and Payments for Services”).

     Revenues resulting from network access (interconnection) in 2004 amounted to $ 388 million, which, compared to $ 323 million in 2003, represent an increase in $ 65 million or by 20.1% . The variation mainly results from a 27% increase in interconnection traffic, in particular with mobile telephone companies, partially offset by the recognition of income in 2003 relating to pricing agreements executed with the operators (see note 2.3. m) to the financial statements).

     International long-distance service revenues increased in 3 million or by 2.9% to $108 million in 2004 from $105 million in 2003. This variation was mainly due to an approximately 7% increase in customers’ outgoing traffic and an approximately 20% increase in incoming traffic with international carriers; these effects were partially offset by a 7% and 6% decrease in the price to customers and correspondent’s average price, respectively.

     Revenues from Direct Lines increased in 1 million or by 1.2% to $84 million in 2004 from $83 million in 2003. This is mainly due to an increase in average prices, which depend on the transmission capacity and the distance of lines offset by a 3% decrease in the number of direct digital lines in service.

     Revenues from the publishing of telephone directories increased $9 million or by 14.1% to $73 million in 2004 from $64 million in 2003. This is mainly due to an increase in advertising investment by customer.

     “Other” income increased to $126 million in 2004, from $110 million in 2003 which represents an increase of 14.5% ($16 million). This variation is mainly due to an increase in approximately $10 million in computer asistance services and invoicing and collections services, and $5 million of other incomes by services.

Cost of Services Provided, Administrative Expenses and Selling Expenses

     Cost of services provided, administrative expenses and selling expenses decreased by 1.9% to $2,460 million in 2004 from $2,507 million in 2003.

     The following table shows the breakdown of expenses for the fiscal years ended December 31, 2004 and 2003 (net of intercompany eliminations), in million pesos restated as described in note 2.2 to the financial statements.

	Millions of Argentine pesos

	2004	2003	Variation

Salaries and social security taxes	409	359	13.9%
Depreciation and amortization of fixed assets
and intangible assets (1)	1,135	1,293	-12.2%
Fees and payments for services	589	508	15.9%
Material consumption and other	71	58	22.4%
Allowance for doubtful accounts	(40)	(13)	207.7%
Sales costs	24	26	-7.7%
Management fee	68	86	-20.9%
Other	204	190	7.4%

Total	2,460	2,507	-1.9%

(1) Excluding the portion corresponding to financial expenses.

     The main variations of operating cost refer to:

     Salaries and social security taxes increased by 13.9% ($50 million) to $409 million in 2004, from $359 million in 2003. The variation was mainly due to salary raises granted by the Company to the employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004 including the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2004. slightly offset by a decrease in Telefónica’s average headcount, to 8,747 in 2004 from 8,867 in 2003.

     The productivity index, measured as lines in service by employee grew from 477.2 in 2003 to 494.3 in 2004, which represents approximately a 3.46% increase.

     Total depreciation and amortization presented a decrease to $1,135 million in 2004, from $1,293 million in 2003. The decrease was mainly due to the assets that were no longer depreciated in 2004, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during 2004.

     Fees and service charges increased by 15.9% ($81 million) to $589 million in 2004 from $508 million in 2003. In relation to the above mentioned variation, the following increases should be highlighted: (i) fees for technical services and IT of $7 million mainly due to the increase in the hired capacity with service suppliers; (ii) commissions on points of sales outsourcered by $10 million mainly due to the increase in the activity; (iii) temporary personnel expenses by $12 million, mainly due to the increase in the number of employees hired under these conditions and salary rises granted by a Decree issued by the National Executive Power; (iv) charges for interconnection with other operators for $11 million as a result of the contracts renegotiation, which as of June 2003 were still underway, and an increase in consumption during 2004; (v) security, communication and traveling expenses in an amount of $5 million; (vi) network maintenance expenses of $16 million, mainly due to more charges for repairs as a consequence of cable theft, an increase in preventive maintenance and an increase in hired supplier´s prices; (vii) advertising expenses in an amount of $28 million due to an increase in mass media advertisements and telemarketing campaigns and by an increase in the average cost of advertising. These increases were partially offset by a reduction in building maintenance and refurbishment expenses of $5 million, mainly due to the completion of the refurbishment works at the new Company’s headquarters in 2003 and a decrease in consulting expenses in an amount of $3 million.

     Costs for material consumption and other supplies increased from $58 million in 2003 to $71 million in 2004, which represents a 22.4% increase. The variation is mainly due to an increase in the maintenance work carried out in the Company’s external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in sevices and 172% for ADSL connections).

     The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2004 the allowance for doubtful accounts was of $65 million, that compared to $66 million in 2003, represents a decrease of $1 million; and (ii) a total recovery of collection of past-due customers in 2004 of $105 million that includes $20 million of collections of customers dropped out on December 31, 2003 , that compared to $79 million in 2003, represents an increase of $26 million. These variations resulted from the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by the Company.

     Sales costs, of directory publishing decreased from $26 million in 2003 to $24 million in 2004, which represents approximately a 7.7% decrease. The charge to income for cost of sale of equipment, telephone accessories and other supplies decreased $3 million, from $17 million in 2003 to $14 million in 2004. This variation was due to the lower number of ADSL modems sold, since they are being provided on a gratuitous loan basis since June 2004.

     The charge to income for management fees dropped from $86 million in 2003 to $68 million in 2004, representing a 20.9% reduction. This is mainly due to a drop in the percentage applicable to determine the obligation (from 9% to 4%) since May 2003 as described in Note 1. to the Company’s financial statements, partially offset by approximately a 5% increase in the income considered for fee calculation.

     The charge to income of other operating costs increased from $190 million in 2003 to $204 million in 2004, representing an 7.4% increase. The variation is mainly due to an increase in: (i) the tax on bank and checking account transactions and other taxes and municipal taxes of $16 million, resulting mainly from an increase in bank transactions and an increase in the Company’s revenues (taxable base of certain rates); and (ii) transportation expenses of $4 million. This increase is partially offset by a $9 million decrease in lease charges as a result of the relocation to the new Company headquarters and the expiration of the leases of vehicles.

Financial Gains and Losses

     In 2004 and 2003 interest capitalized totaled $8 million in each fiscal year (see note 2.3. g) to the financial statements). For 2004 and 2003, net financial gains and losses amounted to a loss of $462 million and a gain of $236 million, respectively, representing a decrease in such charges of $698 million. This reduction was mainly due to the $827 million negative difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of $760 million in 2003 due to the appreciation of the peso against foreign currencies, to a loss of $ 67 million in 2004 due to the devaluation of the peso. In addition, interest and financial charges, decreased by $86 million, to a loss of $380 million in 2004 from a loss of $466 million in 2003, mainly due to a decrease in the average exchange rate in this fiscal year, a decrease in financial payables and of the interest rate applied to the debt of the Company with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other Expenses, Net

     Other expenses, net increased from $71 million in 2003 to $137 million in 2004, representing a 93.0% increase. The variation is mainly explained by an increase in the reserve for contingencies originated by developments occurred in 2004 in the proceedings and legal actions pending against the Company, partially offset by a reduction in employee termination charges.

.

Net income

     Net income decreased from a gain of $405 million in 2003 to a loss of $8 million in 2004, mainly due to the variation of financial charges produced by exchange differences.

Taxes

     Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company's financial statements. By its Resolution No. 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

     Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

     Additionally, the Company calculates the Minimum Presumed Income Tax. This tax will be in effect for ten fiscal years and is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

     Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

     Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

     Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17).

Tax Reform:

     The National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

     Income Tax

     Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

     Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer prices in international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet for commercial purposes. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

     Value Added Tax

     Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of the tax increase in the billing of telecommunication services to persons under the Simplified Scheme to be eliminated.

     Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. The AFIP regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

     Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from $ 426 to $ 710 and from $ 852 to $ 1420, respectively, the limit for applying the withholding.

     Social security contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $ 6,000 with respect to contributions accrued until September 30, 2004; to $ 8,000 from October 1, 2004 to March 31, 2005; to $ 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

     Royalties to be paid to municipalities for public space occupancy

     On May 2004, the lower house of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Liquidity and Capital Resources.

     In 2004 and 2003, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

     The Company’s cash and cash equivalents amounted to $266 (net of $8 million corresponding to other investment, see note 2.2. b) and 18.) and $354 million as of December 31, 2004 and 2003, respectively. Cash and cash equivalents in 2004 decreased by $88 million, equivalent to 24.9% of $354 million at the beginning of the year. As of December 31, 2004, 93.2% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 3.5% as of December 31, 2004.

     Cash provided by operating activities in 2004 increased $80 million to $1,569 million in 2004 from $1,489 million in 2003.

Financial resources

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans .

     Main funds used in 2004 were to purchase fixed assets and to cancel loans. The funds used to purchase fixes assets in 2004 and 2003 totaled $387 million and $141 million, respectively (in 2004 and 2003 net of $41 and $45 million, respectively, financed with payables and, in 2004, $9 millions of transfers from Inventory to Fixed assets).

     The Company has borrowed long term funds from major financial institutions in an amount equivalent to 236 million pesos as of December 31, 2004. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

     Issuance of Negotiable Obligations under the Program

     The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

     On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million pesos, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

     On October 28, 2004, the Company proceeded to issue the Second Class of Negotiable Obligations for 200 million pesos under the above mentioned program. The issue comprises a Series A for an amount of 134.8 million pesos, with a 365-day term and an 8.25% annual interest rate and a Series B for an amount of 65.1 million pesos, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal 7% minimum per annum and 15% maximum per annum.

     In addition, on December 13, 2004, the Company's Board of Directors approved the issuance of the Third Class of Negotiable Obligations under the Program for an amount of up to Pesos 250 million in one or more Series.

     On February 11, 2005 the Company issued 250 million pesos of negotiable obligations in two Series, the Fixed Rate Series at 365 days for $200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million pesos with a variable interest rate coupon based on the Tasa Encuesta Plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

     Offer to Exchange of Negotiable Obligations

     On May 19, 2003 the Company’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

     a) Offer to Exchange the Company’s Negotiable Obligations

     The Company’s negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007, and US$ 220 million due in November 2010, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

     b) Offer to Exchange COINTEL’s Negotiable Obligations

     On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, and paid in cash the amount of US$ 24 million and $4.6 million in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, the Company transferred immediately COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

     As of December 31, 2004, there were nine negotiable obligations issues outstanding:

Issuance	Face Value	Term (in years)	Maturity	Rate per	Use of proceeds
Month/Year	(in millions)		Month/ Year	annum (%)

05/98	US$125.6	10	05/2008	9.125	a)

06/02	US$71.4	4	07/2006	9.875	b)

08/03	US$189.7	4	11/2007	11.875	b)

08/03	US$212.5 (d)	7	11/2010	9.125	b)

08/03	US$0.03 (c)	8	08/2011	8.85	b)

08/03	US$134.6 (e)	8	08/2011	8.85	b)

05/04	$163.3 (f)	1	05/2005	8.05	b)

10/04	$134.8	1	10/2005	8.25	b)

10/04	$65.2	1.5	04/2006	Badlar + 2.40 (g)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 7.5 million called during 2004.
e)	Net of US$ 13.5 million called during 2004.
f)	Correspond to bonds with zero coupon.
g)	Corresponds to notes with a variable interest coupon based on the BADLAR rate + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15% .

     As of December 31, 2004, Telefónica and its controlled company owed, approximately 595 million pesos (about US$ 200 million) to related parties, which mature until December, 2005 and accrue interest at one-month LIBOR plus a 5% per annum for Telefónica and a 9% per annum for Telinver S.A. (see note 6.1 to the financial statements related to the assignment of debts from Telinver S.A. to Telefónica). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

     The related party creditors have advised the Company that until [March 20, 2005], or in the case of debt maturing after that date, until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

     Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 14, 2005, subject to a condition that no other debt be accelerated on similar grounds.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the fiscal years ended December 31, 2004 and 2003.

	Millions of Argentine pesos

	December 2004	December 2003

Land, buildings and equipment	10	2
Transmission and switching equipment	191	85
External plant	26	7
Telephone equipment	24	17
Materials	109	21
Other	77	54

Total (2)	437	186

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.
(2)	In 2004, includes 9 million of assets transfered to Inventory.

     Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s management, based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the situation forecasted and to assess the effect of any new future developments.

Foreign-Denominated Debt, Receivables and Investments

     The Company’s financial and bank payables as of December 31, 2004 amounted to approximately US$980 million (approximately $2.9 billion), 19 million euro (approximately $78 million), and 6.8 billion Japanese yen (approximately $198 million). As of December 31, 2004, the Company also had the equivalent of approximately $157 million of trade and other payables denominated in foreign currencies. Approximately $358 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

     During September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 6.7 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$71 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, under convertibility law between peso and dollar, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

     The Company has used currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. The Company has entered into currency forwards contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in US Dollars. As of December 31, 2004 there are no NDF currently in force.

     In September 2004 the Company entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spread”, with maturities in January and February 2005. These Call Spreads consist in the acquisition of an option to purchase and sell a given amount of currency, at different exercise prices.

     The strategy with maturity in January 2005 covers a notional of US$ 12 million and consists in the acquisition of an option to purchase currency at the exercise price of $ 3.075 per US Dollar and the sale of an option to purchase currency at a price of $ 3.5 per US Dollar. The strategy with maturity in February 2005 covers a notional of US$ 12 million and consists in the acquisition of an option to buy currency at an exercise price of $ 3.09 per US Dollar and the sale of an option to buy currency at a price of $ 3.5 per US Dollar. In both cases the options may be exercised only upon their maturity and they relate to commitments to pay the principal of the loans to TISA granted in US Dollars. The Company has paid, as risk premiums, an amount of US$ 0.4 for each strategy. Upon maturity, the option falling due in January was not exercised due to the fact that the exchange rate prevailing at that time was outside the exercise band. The cost of the premium paid has been charged to the Statement of Operations.

Contractual Obligations and Commercial Commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos

	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years

Contractual obligations
Bank and Financial debt	4,659	1,398	1,351	528	134	1,248
Other long-term obligations (1)	712	657	41	13	3	(2)

Total contractual cash obligations	5,371	2,055	1,392	541	137	1,246

Commercial Commitments
Other commercial commitments	151	69	71	7	1	3

Total commercial commitments	151	69	71	7	1	3

.
(1) Includes $156 million in foreign currency liabilities as of December 31, 2004.

     Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at December 31, 2004. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 86% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2004. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctations.

Research and Development, Patents and Licenses.

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

     The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data

	December-31-04	December-31-03

Lines installed	4,615,470	4,570,739
Lines in service	4,328,513	4,169,013
Lines in service per 100 inhabitants	25.1	24.4
Lines in service per employee	494.3	477.2
Percentage of lines connected to digital
exchanges	100%	100%
Public telephones installed	117,028	107,529

Prospects of Telefónica de Argentina S.A.

     After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate and the freeze on public utility contracts, and the renegotiation of the public debt, which raise uncertainties regarding the development of the economic and political context. With respect to the renegotiation of the sovereign debt in default, it is not possible to foresee its outcome or the effects it could have on the local financial market.

     During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

     In this scenario, the Company has the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme;
  achieving a predictable regulatory framework that enables it to develop its business and investment plans;
  expanding selective criteria to expenditures and investment projects;
  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  consolidating the Company as a comprehensive supplier for corporate customers;
  maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;
  maintaining an adequate cash management, honoring assumed commitments;
  encouraging the Company’s conversion into a customer-focused organization; and
  improving the Company’s external and internal image.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Proposal states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Upper House of the National Congress on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     The Company cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to the Company, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which the Company currently operates.

     There were macroeconomic improvements in Argentina from the second semester of 2003 and the elapsed time in the year 2004, including a deceleration of the inflation and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, the Company expects that the outcome of the renegotiations of tariffs with the Argentine government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years in company of the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	March 4, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel